

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Stephen Carnes
Chief Executive Officer
Aqua Power Systems Inc.
2180 Park Ave North, Unit 200
Winter Park, FL 32789

     Re: Aqua Power Systems Inc.
         Registration Statement on Form 10-12G
         Filed October 28, 2021
         File No. 000-56361

Dear Mr. Carnes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Colin Hill